UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No._____)*


                                Fiberstars, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   315662 10 6
                                -----------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 5 pages


---------------------------------------                                        --------------------------------------
CUSIP NO. 315662 10 6                                    13G                             Page 2 of 5 Pages
---------------------------------------                                        --------------------------------------

----------- ---------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            David N. Ruckert
----------- ---------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                        (a)  [  ]
                                                                                                        (b)  [  ]
----------- ---------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY


----------- ---------------------------------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
----------- ---------------------------------------------------------------------------------------------------------
                               5      SOLE VOTING POWER

        NUMBER OF                     178,073
                           ---------- -------------------------------------------------------------------------------
         SHARES                6      SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY

                           ---------- -------------------------------------------------------------------------------
         BY EACH               7      SOLE DISPOSITIVE POWER
        REPORTING
         PERSON
                                      178,073
                           ---------- -------------------------------------------------------------------------------
          WITH                 8      SHARED DISPOSITIVE POWER


-------------------------- ---------- -------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            178,073
----------- ---------------------------------------------------------------------------------------------------------
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


----------- ---------------------------------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.21%
----------- ---------------------------------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON *

            IN
----------- ---------------------------------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILING OUT!

                               Page 2 of 5 pages

David N. Ruckert
Schedule 13G (Cont'd)

Item 1(a)         Name of Issuer:

                           Fiberstars, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                           2883 Bayview Drive
                           Fremont, CA 94538

Item 2(a)         Name of Person Filing:

                           David N. Ruckert

Item 2(b)         Address of Principal Business Office, or if None, Residence:

                           2883 Bayview Dr.
                           Fremont, CA 94538

Item 2(c)         Citizenship:

                           David N. Ruckert is a citizen of the United States of America.

Item 2(d)         Title of Class Securities

                           Common Stock

Item 2(e)         CUSIP Number:

                           315662 10 6

Item 3            Type of Person:

                           Not Applicable

Item 4            Ownership (at December 31, 1996):

(a) and (b)       Amount beneficially owned:

                  As at December 31, 1996, David N. Ruckert beneficially owned 178,073 shares or 5.21% of the outstanding shares of common stock of the Issuer.


                               Page 3 of 5 pages

David N. Ruckert
Schedule 13G (Cont'd)

(c)               Number of shares as to which such person has:

                  Mr. Ruckert has the sole power to vote or direct the vote with respect to 84,073 shares which are issued and outstanding, 19,000 shares which are issuable upon exercise of an option that is fully exercisable at a price of $.90 per share, and such option expires on July 15, 2002, and 25,000 shares which are issuable upon exercise of an option that is fully exercisable at a price of $.90 per share, and such option expires on April 21, 2003. Mr. Ruckert also holds an option to purchase 50,000 shares of common stock, at an exercise price of $6.50 per share, which option vests in four equal yearly installments from the grant date (September 29, 1994), 25,000 shares of which are currently vested and fully exercisable, with the remainder becoming fully exercisable on September 29, 1998. This option expires on September 28, 1999. Mr. Ruckert also holds an option to purchase 50,000 shares of common stock, at an exercise price of $5.50 per share, which option vests in four equal yearly installments from the grant date (January 27, 1995), 25,000 shares of which are currently vested and fully exercisable, with the remainder becoming fully exercisable on January 27, 1999. This option expires on January 26, 2000. Mr. Ruckert also has an option for 50,000 shares, at an exercise price of $4.75 per share, which vests in four equal yearly installments from date of grant (December 6, 1996), no shares of which are vested, and such option expires on December 5, 2001.


Item 5            Ownership of Five Percent or Less of a Class:

                           Not Applicable

Item 6            Ownership  of More Than  Five  Percent  on  Behalf of  Another
                  Person:

                           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           Not Applicable

Item 8            Identification and Classification of Members of the Group:

                           Not Applicable

Item 9            Notice of Dissolution of Group:

                           Not Applicable

Item 10           Certification:

                           Not Applicable

                               Page 4 of 5 pages

Schedule 13G
David N. Ruckert (Cont'd)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1997





                                         /s/  David N. Ruckert
                                         ----------------------------------
                                              David N. Ruckert





                               Page 5 of 5 pages